Exhibit (a)(5)(vii)

GMXR

FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION CONTACT

Alan Van Horn

Manager, Investor Relations

405.254.5839

GMX Resources Announces Results of Cash Tender Offer for its 5.00% Convertible Senior Notes Due 2013

Oklahoma City, Oklahoma, Monday, March 14, 2011 — GMX Resources Inc. (the “Company” or “GMXR”) (NYSE: GMXR) today announced the results of its tender offer for up to $50,000,000 aggregate principal amount of its outstanding 5.00% Convertible Senior Notes due 2013 (the “Convertible Notes”), which expired at 5:00 p.m. New York City time, on March 11, 2011. Based on the information received from Global Bondholder Services Corporation, the depositary for the tender offer, $121,534,000 aggregate principal amount of Convertible Notes were validly tendered and not withdrawn pursuant to the tender offer. In accordance with the terms and conditions of the tender offer, GMXR has accepted for purchase $50,000,000 aggregate principal amount of Convertible Notes for an aggregate consideration of approximately $50,312,500, including accrued and unpaid interest on the Convertible Notes from the most recent interest payment date to, but not including, the settlement date of March 16, 2011.

Because the tender offer was oversubscribed, the aggregate principal amount of Convertible Notes that GMXR purchased from each tendering noteholder was prorated. GMXR has been informed by the depositary that the proration factor is approximately 41.2%. In accordance with the terms and conditions of the tender offer, on the settlement date, the depositary will issue payment for the Convertible Notes accepted for purchase and will return all other Convertible Notes tendered.

After GMXR’s purchase of $50,000,000 aggregate principal amount of Convertible Notes, approximately $72,750,000 aggregate principal amount of Convertible Notes will remain outstanding.

Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated acted as the dealer managers for the tender offer.